UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5 1/2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$119,047,361	$16,238.06

(1)

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value assumes that all $115,000,000 aggregate principal amount of Alliance One International, Inc.’s 5  1/2% Convertible Senior Subordinated Notes due 2014 are purchased at the tender offer price of $1,030 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of August 19, 2013.

(2)	The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Alliance One International, Inc. (“Alliance One”), a Virginia corporation, to purchase any and all of Alliance One’s $115,000,000 in aggregate principal amount of outstanding 5  1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”) for cash, at a purchase price equal to $1,030 per $1,000 principal amount of the Convertible Notes purchased, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2013 (as the same may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Alliance One’s obligation to accept for payment, and to pay for, the Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction of the applicable conditions described in the Offer to Purchase, including the completion by Alliance One, on or prior to the Expiration Time (as defined in the Offer to Purchase), of $790 million in aggregate principal amount of new long-term debt financing (the “Debt Financing”) on terms and conditions satisfactory to Alliance One. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to portions of Items 1 and 2 and Items 4 through 12 of this Schedule TO, as more particularly described below.

Item 1	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2	Subject Company Information.

(a) Name and Address. The name of the issuer is Alliance One International, Inc., a Virginia corporation. The address of the principal executive office of Alliance One International, Inc. is 8001 Aerial Center Parkway, Morrisville, North Carolina 27560-8417. The telephone number of its principal executive office is (919) 379-4300.

(b) Securities. The subject class of securities is Alliance One’s 5  1/2% Convertible Senior Subordinated Notes due 2014. As of the date of this filing, $115,000,000 in aggregate principal amount of Convertible Notes was outstanding.

(c) Trading Market and Price. The information set forth under “Market Information about the Convertible Notes and our Common Stock” in the Offer to Purchase is incorporated herein by reference.

Item 3	Identity and Background of Filing Person.

(a) Name and address. Alliance One is the filing person and the subject company. Alliance One’s business address and phone number are set forth in Item 2 above of this Schedule TO. As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of Alliance One.

Name	Position
Mark. W. Kehaya	Chairman of the Board and Director
J. Pieter Sikkel	President, Chief Executive Officer and Director
Jeffrey A. Eckmann	Director
Joyce L. Fitzpatrick	Director
C. Richard Green, Jr.	Director
John M. Hines	Director
Carl L. Hausmann	Director
Nigel G. Howard	Director
Joseph L. Lanier, Jr.	Director
B. Clyde Preslar	Director
John D. Rice	Director
Norman A. Scher	Director
William S. Sheridan	Director
Martin R. Wade, III	Director
J. Henry Denny	Executive Vice President—Business Relationship Management and Leaf
Jose Maria Costa Garcia	Executive Vice President—Global Operations and Supply Chain
Robert A. Sheets	Executive Vice President—Chief Financial Officer and Chief Administrative Officer
William L. O’Quinn, Jr.	Senior Vice President—Chief Legal Officer and Secretary

The address of each director and executive officer is c/o 8001 Aerial Center Parkway, Morrisville, North Carolina 27560-8417. The telephone number of each director and executive officer is (919) 379-4300.

Item 4	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet—The Convertible Notes” is incorporated herein by reference.

(ii) The information in the Offer to Purchase in the section entitled “The Offer—Purchase Price; Accrued Interest” is incorporated herein by reference.

(iii) The information in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi)—(vii) The information set forth in the Offer to Purchase in the section entitled “Procedures for Tendering and Withdrawing Convertible Notes” is incorporated herein by reference.

(viii) The information set forth in the Offer to Purchase in the section entitled “Acceptance for Payment and Payment” is incorporated herein by reference.

(ix) Not applicable.

(x) The information set forth in the Offer to Purchase in the section entitled “Additional Considerations Concerning the Offer—Material Differences in the Rights of Holders of Convertible Notes as a Result of the Offer” is incorporated herein by reference.

(xi) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Accounting Treatment of the Purchase of Convertible Notes in the Offer” is incorporated herein by reference.

(xii) The information set forth in the Offer to Purchase in the section entitled “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. To the best of Alliance One’s knowledge, no Convertible Notes are owned by, and no Convertible Notes will be purchased from, any officer, director or affiliate of Alliance One.

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Alliance One has entered into that certain Indenture dated as of July 2, 2009 among Alliance One, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar, paying agent and conversion agent, with respect to the Convertible Notes (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One (SEC File No. 1-3684)). The information set forth in the Offer to Purchase in the section entitled “Dealer Manager; Information Agent and Tender Agent” is incorporated herein by reference.

Item 6	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction; Plans” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction; Plans” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase in the sections entitled “The Offer—Purpose of the Transaction; Plans” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 7	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Securities Ownership and Transactions” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Securities Ownership and Transactions” is incorporated herein by reference.

Item 9	Persons/Assets, Retained, Employed Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase in the section entitled “Dealer Manager; Information Agent and Tender Agent” is incorporated herein by reference.

Item 10	Financial Statements.

(a) Financial Information.

(1) The information set forth in the Offer to Purchase in the section entitled “Summary Financial Information” is incorporated herein by reference. The information set forth in “Part II, Item 8, Financial Statements and Supplementary Data” of Alliance One’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 is incorporated herein by reference. For information on how to inspect and obtain copies of Alliance One’s Securities and Exchange Commission filings, including such Annual Report on Form 10-K, see the information set forth in the Offer to Purchase in the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference”.

(2) Not Applicable.

(3) The information set forth in the Offer to Purchase in the section entitled “Summary Financial Information” is incorporated herein by reference.

(4) The information set forth in the Offer to Purchase in the section entitled “Summary Financial Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c) Other Material Information. The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12	Exhibits.

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated July 17, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to DTC Participants.

(a)(1)(iv)	Form of Letter to Clients.

(a)(5)(i)	Press Release, dated July 17, 2013.

(b)	Not applicable.

(d)	Indenture dated as of July 2, 2009 among Alliance One, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar, paying agent and conversion agent, with respect to the Convertible Notes (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One (SEC File No. 1-13684)).

(g)	Not applicable.

(h)	Not applicable.

Item 13	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Robert A. Sheets
Name:	Robert A. Sheets
Title:	Executive Vice President – Chief Financial Officer and Chief Administrative Officer

Dated: July 17, 2013

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated July 17, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to DTC Participants.

(a)(1)(iv)	Form of Letter to Clients.

(a)(5)(i)	Press Release, dated July 17, 2013.

(b)	Not applicable.

(d)	Indenture dated as of July 2, 2009 among Alliance One, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar, paying agent and conversion agent, with respect to the Convertible Notes (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One (SEC File No. 1-13684)).

(g)	Not applicable.

(h)	Not applicable.